BUFFALO GOLD LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED MARCH 31, 2004

The following discussion and analysis, prepared as of May 31, 2004, should be read together with the unaudited consolidated financial statements for the three month period ended March 31, 2004 and related notes, which are prepared in accordance with the Canadian generally accepted accounting principles. The attached financial statements have not been reviewed by an external firm of accountants. All amount are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR.

BUSINESS OF THE COMPANY

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and is currently reviewing mineral properties for potential acquisition. During and after the quarter ended March 31, 2004, the Company was primarily engaged in seeking to acquire a mineral property of merit in addition to attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

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BUFFALO GOLD LTD.
QUARTERLY REPORT
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2004
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SELECTED ANNUAL AND QUARTERLY INFORMATION
	December 31
	2003	2002	2001
Revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(960,375)	(3,880,850)	(909,491)
Net loss	(960,375)	(3,880,880)	(909,491)
Net loss per share, basic and diluted	(0.28)	(1.42)	(0.04)
Total assets	47,490	169,865	3,086,630
Long term financial liabilities	-	-	-
Cash dividends declared	-	-	-
Quarter Ended	Revenue	Net Loss	Loss per Share
June 30, 2002	$ -	$ 53,642	$ 0.03
September 30, 2002	-	(9,872)	-
December 31, 2002	-	3,010,274	(1.46)
March 31, 2003	-	(137,930)	(0.04)
June 30, 2003	-	(165,850)	(0.05)
September 30, 2003	-	(310,335)	(0.08)
December 31, 2003	-	(346,260)	(0.09)
March 31, 2004	-	22,817	0.01

At the end of 2002, the Company re-evaluated its Alberta diamond properties and wrote off $2.8 million of accumulated costs. In 2003, the Company evaluated gold properties in China and incurred due diligence and fundraising costs associated with those properties. The Chinese gold property initiatives did not move forward due to difficulties securing property rights and the Company is once again evaluating new opportunities. In the first quarter of 2004, the Company reached an agreement to recover evaluation and due diligence costs incurred in 2003, resulting in a modest net income. The Company will return to a loss position in succeeding quarters.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In the quarter ended March 31, 2004, the Company spent $72,159 supporting its operations, down from $137,941 for the three months ended March 31, 2003. The Company was much less active on exploration and fundraising activities in the first three months of this year and accordingly incurred fewer expenses. Most expenses were significantly lower, with consulting fees down from $30,000 to $12,750, exploration costs down from $39,525 to $2,500 and professional fees down from $42,825 to $27,625. Travel costs increased from $3,015 to $13,048, primarily on the recognition of travel costs previously included in prepaid expenses. The Company's management expects that expenses for the second quarter will be at or below those for the first quarter, however, the Company is currently evaluating prospective opportunities and it is likely that expenses will increase to historic levels later in the year.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People's Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest's underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of the delivery to the Company by Terrawest and its principals of two joint and several promissory notes totalling $100,000 in order to compensate the Company for some of the costs incurred by it in pursuing this acquisition. The promissory notes are each for $50,000, fall due on July 30, 2004 and December 31, 2004 respectively and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $94,955 at the date of issue and this amount has been recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004. The Company expects to realize the full amount of the notes.

The net income for the quarter ended March 31, 2004 was $22,817 or $0.01 per share as compared with a net loss for the quarter ended March 31, 2003 of $137,941 or $0.04 per share. The income for the period was due to the recovery of exploration costs from Terrawest and is non-recurring.

At March 31, 2004, the Company had total assets of $160,533 as compared to $47,490 at December 31, 2003. This increase is due primarily to the Terrawest notes receivable ($94,955) and share subscriptions received ($44,167) that were subsequently returned to the subscriber. The Company's operations were financed through cash generated on the exercise of warrants, collection of receivables and through accounts payable. On a net basis, operations consumed cash of $16,686 compared to $125,335 in the comparative quarter.

In February 2004, the Company received net proceeds of $19,833 on the exercise of warrants to purchase 77,836 common shares at US$0.20 per share. The Company did not issue any new share purchase warrants or stock options; 555,496 share purchase warrants exercisable at US$0.20 per share expired in the period.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2004, the Company accrued amounts to parties not at arm's length with the Company consisting of $2,500 in consulting fees, $2,500 in exploration costs and $2,500 in professional fees to companies controlled by directors or officers of the company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are however no assurances that such financings can continue to be obtained by the Company and the failure to obtain such financing would result in the curtailment of exploration activities until such financing is obtained.

The Company will require additional financing during the current fiscal year to continue its operations and explorations. The Company is not aware of any trends, demands, commitments, event or uncertainties that may effect its liquidity or rates or change in its liquidity, either materially increasing or decreasing its liquidity at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its continuing exploration programs on its Alberta diamond properties, and on additional opportunities being sought.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers and directors. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

MANAGEMENT CHANGES

Effective February 10, 2004, Mr. Tracy A. Moore stepped down as Director, Chief Financial Officer and Secretary and Mr. David Douglas was appointed in his place. On May 18, 2003, Mr. Douglas tendered his resignation as an officer of the Company, although he continues as a director, and Mr. Simon Anderson was appointed as Chief Financial Officer and Secretary.